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               PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA
                         A STOCK LIFE INSURANCE COMPANY



                                      RIDER



                          ADDITIONAL INSURANCE BENEFIT




   POLICY NUMBER                             RIDER ISSUE DATE


This Rider is attached to and made part of this Policy.


The Company will pay the Beneficiary the Death Benefit for this Rider upon receipt of due proof of the Insured's death on or before the Expiry Date of this Rider, subject to the terms and conditions set forth below. Unless otherwise provided, the Owner and Beneficiary of this Rider are the same as the Owner and Beneficiary of the Policy to which this Rider is attached.


INSURED. The Insured must be the same person covered under the Policy to which this Rider is attached.


COVERAGE AMOUNT. The Coverage Amount is shown on page 3 of the Policy Schedule, and will remain level until the Expiry Date, or until increased or decreased at the request of the Owner.


EXPIRY DATE. The Expiry Date of this Rider is the Policy Anniversary nearest age 100 of the Insured or the maturity date of the Policy to which it is attached, whichever occurs first.


DEATH BENEFIT.  The Death Benefit for this Rider is determined as follows:

1. If Death Benefit Option A is in effect, the Death Benefit for this Rider is the Policy's Face Amount plus the Rider's Coverage Amount less the Policy's Death Benefit.

2. If Death Benefit Option B is in effect, the Death Benefit for this Rider is the Policy's Face Amount plus the Rider's Coverage Amount plus the Policy Account Value less the Policy's Death Benefit.

COST. The cost of insurance for this Rider is included in the monthly deductions for the Policy to which this Rider is attached. It is determined by multiplying the monthly cost of insurance rate by the Rider's Death Benefit divided by 1,000. The monthly deduction for this Rider will cease upon the termination of this Rider.


The monthly cost of insurance rate is based on the Sex, Issue Age and Rider Class of the Insured and the Rider's duration. Monthly cost of insurance rates will be determined by us, based on our expectations as to future mortality costs and expenses. Any change in cost of insurance rates will be in accordance with the Changes In Policy Cost Factors Provision of the Policy. The cost of insurance rates will never be greater than the Guaranteed Monthly Rider Cost Per $1,000 of Death Benefit shown in the Policy Schedule. Guaranteed maximum rates are based on the 1980
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Commissioners' Standard Ordinary Nonsmoker or Smoker Mortality Table, Age
Nearest Birthday plus any special risk factors for any extra rating.


COST OF DISABILITY WAIVER BENEFIT. If the Policy to which this Rider is attached has a Disability Waiver Benefit rider, there will be an additional cost on each Policy Processing Day. The additional cost will be determined by multiplying the Rate Factor for the Insured's Attained Age by the Death Benefit of this Rider divided by 1,000.


CHANGE FROM DEATH BENEFIT OPTION A TO OPTION B. If you request a change from Option A to Option B, we will decrease the Policy's Face Amount and then the Rider's Coverage Amount by the Policy Account Value. The decrease will be in the following order:

1.       the Face Amount of the Policy;

2.       the Coverage Amount of the Rider.

We reserve the right to decline to make such change if it would reduce the Policy's Face Amount or the Rider's Coverage Amount below the minimum amount for which we would then issue this Policy or this Rider under our rules.

PARTIAL WITHDRAWALS. The Partial Withdrawal of the Net Cash Surrender Value provision of the Policy to which this Rider is attached, is modified as follows:


If Death Benefit Option A is in effect, we will decrease the Policy's Face Amount and then the Rider's Coverage Amount by the amount withdrawn plus the expense charge for a Partial Withdrawal. The decrease will be in the following order:

1.       the Face Amount of the Policy;

2.       the Coverage Amount of the Rider.

CHANGE IN COVERAGE AMOUNT. After the first Policy Year, the Coverage Amount of this Rider may be increased or decreased upon request of the Owner and approval of the Company, while this Rider is in force. Any change will be effective as of the next Policy Processing Day following the date we approve your written request, provided we have received any premium required for the change.


You may request a change by completing an application for change. A copy of such application will be attached to new Policy Schedule pages which will be issued when the change is approved. The application for change and new Policy Schedule pages will become part of the Policy to which this Rider is attached. We may require you to return the Policy to make the change.


Coverage Amount Increase. You may request a Coverage Amount increase subject to the following:

1. you must provide evidence satisfactory to the Company of the Insured's insurability in the same or better Rider Class in which this Rider was issued;

2.       the Insured's Attained Age must be 75 years or less;

3. you may not have increased the Coverage Amount of this Rider in the prior 12-month period;

4.       the amount of the increase must be at least $25,000,

5.       we reserve the right to charge a reasonable fee for this transaction.

Coverage Amount Decrease. You may request a Coverage Amount decrease subject to the following:

1. the Coverage Amount after the decrease is not less than the minimum amount for which we would then issue this Rider under our rules; and

2.       the amount of the decrease must be at least $25,000.
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TERMINATION.  This Rider will terminate:

1.       upon written request;

2. upon prior surrender or other termination of the Policy to which it is attached; or

3.       on its Expiry Date.


Attached by the Company on the issue date of this Rider.




                                               President